April 2, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Attn: Jim B. Rosenberg
100 F. Street NE
Washington, D.C. 20549

Re:     UnitedHealth Group Incorporated
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 001-10864

Dear Mr. Rosenberg,

On behalf of UnitedHealth Group Incorporated (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”), as detailed in the Staff's letter dated March 21, 2013 (the “Comment Letter”).

The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter. For your convenience, we have reproduced the Staff's comment preceding each response.

Notes to Consolidated Financial Statements

10. Shareholders' Equity
Regulatory Capital and Dividend Restrictions, page 81

1.
Although you disclose that your regulated subsidiaries currently exceed the minimum capital requirements, please provide us proposed disclosure to be included in future filings that states the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

Response:

In future annual filings, we will disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements. The following represents the proposed disclosure to be included in the notes to the consolidated financial statements (deleted disclosure is stricken and new disclosure is underlined):

The Company's regulated subsidiaries had estimated aggregate statutory capital and surplus of approximately $XX billion as of December 31, 2013~~; regulated entity statutory capital exceeded aggregate minimum capital requirements~~. The statutory capital and surplus necessary to satisfy regulatory requirements of the Company's regulated subsidiaries was approximately $X billion as of December 31, 2013.

Mr. Rosenberg
April 2, 2013

12. Commitments and Contingencies
Government Investigations, Audits and Reviews, Page 85

2.
You indicate that the impact of government actions could have a material effect on the Company's results of operations, financial position and cash flows. Please provide proposed revisions to your disclosure to be included in future filings that comply with ASC 450-20-50-4b.

Response:

We acknowledge the Staff's comment and confirm that, to the extent applicable, our future periodic filings will include disclosure to comply with the specific requirements of ASC 450-20-50-4b. The revised disclosure, if applied to the 2012 10-K, would read as follows (deleted disclosure is stricken and new disclosure is underlined):

Government Investigations, Audits and Reviews

The Company has been and is currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of the Inspector General (OIG), the Office of Personnel Management, the Office of Civil Rights, the Federal Trade Commission (FTC), U.S. Congressional committees, the U.S. Department of Justice (DOJ), U.S. Attorneys, the Securities and Exchange Commission (SEC), the Brazilian securities regulator - Comissão de Valores Mobiliários (CVM), IRS, SRF, the U.S. Department of Labor (DOL), the FDIC and other governmental authorities. Certain of the Company's businesses have been reviewed or are currently under review, including for, among other things, compliance with coding and other requirements under the Medicare risk-adjustment model.

In February 2012, CMS announced a final RADV audit and payment adjustment methodology and that it will conduct RADV audits beginning with the 2011 payment year. These audits involve a review of medical records maintained by care providers and may result in retrospective adjustments to payments made to health plans. CMS has not communicated how the final payment adjustment under its methodology will be implemented.

~~Government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs and could have a material effect on the Company's results of operations, financial position and cash flows.~~

The Company cannot reasonably estimate the range of loss, if any, that may result from any material government investigations, audits and reviews in which it is currently involved given the inherent difficulty in predicting regulatory action, fines and penalties, if any, and the various remedies and levels of judicial review available to the Company in the event of an adverse finding.

Mr. Rosenberg
April 2, 2013

Part III, page 92

3.
We note that in Part III you incorporate by reference certain information from your definitive proxy statement for your 2013 annual meeting of shareholders. Please note that we will be unable to complete our review of your Form 10-K until such time as you have filed and we have reviewed the information required in Part III, at which time, we may have additional comments.

Response:

We acknowledge the Staff's comment.

Part IV
Item 15. Exhibits and Financial Statements Schedules, page 94

4.	Please file the following agreements with Dr. Edson de Godoy Bueno and/or his affiliates as exhibits, as they appear to be material contracts under Item 601(b)(10) of Regulation S-K.

•	Stock purchase agreement with CSHG 1122 Fundo de Investimento Multimercado - Crédito Privado Investimento No Exterior;

•	Lock-up agreement relating to the shares of your common stock held by Dr. Bueno's fund; and

•	Lock-up agreement relating to the shares of Amil held by Dr. Bueno.

Response:

The agreements identified by the Staff are included in transaction contracts relating to the Company's acquisition in October 2012 of a controlling stake in Amil Participações S.A. (the “Amil Acquisition”), following which Dr. Bueno became a director of the Company. The purchase and lock-up agreements relating to Company stock are contained in a single contract. The lock-up agreement relating to Dr. Bueno's remaining interest in Amil Participações S.A. (“Amil”) is contained in a separate agreement. The Company analyzed the Amil Acquisition-related contracts, including the agreements identified by the Staff, at the time of filing its 2012 10-K and, for the reasons discussed below, concluded that they were not material contracts under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii)(A) of Regulation S-K requires the filing of “[a]ny contract to which directors…are parties…” except “where immaterial in amount or significance.” The Company has reviewed and followed the Staff's published guidance on determining whether a contract is “immaterial in amount or significance.”1 Based on the analysis in the following paragraph, the Company concluded that these contracts are immaterial in amount and significance and are therefore not required to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K.

__________________________

1 Whether an “agreement is immaterial in amount or significance must be considered from the perspective of a reasonable investor and in light of the established standards of materiality.” Question 7, Current Report on Form 8-K, Frequently Asked Questions, November 23, 2004
(http://www.sec.gov/divisions/corpfin/form8kfaq.htm).

Mr. Rosenberg
April 2, 2013

In connection with the Amil Acquisition, Dr. Bueno acquired from the Company approximately eight million newly issued shares of the Company's common stock at a price of $55.84 per share, which represented the volume-weighted average of the closing sale prices for the Company's common stock on the New York Stock Exchange for the 15 consecutive trading days preceding the Amil Acquisition signing date. The shares issued in this transaction accounted for less than 0.9% of the Company's outstanding common stock at December 31, 2012 and the aggregate amount received for these shares by the Company accounted for 0.6% and 0.9% of the Company's total assets and market capitalization, respectively, at that date. The Company has the right to acquire Dr. Bueno's remaining equity holdings in Amil before they could be offered to another party, and the market value of these holdings at December 31, 2012, based on the Company's per share acquisition price for its stake in Amil, accounted for 0.3% and 0.6% of the Company's total assets and total liabilities, respectively, at that date. The Company concluded that none of these transactions have had or would have a material impact on the Company's liquidity or strategy or would otherwise be important to a reasonable investor, and are therefore immaterial in amount and significance.

Item 601(b)(10)(iii)(A) of Regulation S-K requires the filing of “[a]ny management contract or any compensatory plan, contract or arrangement, including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof)” to which a director is a party or in which he or she participates. The Company understands that this requirement only requires the filing of contracts and arrangements that are remunerative in nature.2 The agreements identified by the Staff are not remunerative in nature. The only contract entered into by Dr. Bueno in connection with the Amil Acquisition that is remunerative in nature is Dr. Bueno's Amended Employment Agreement, which was filed as Exhibit 10.32 to the 2012 10-K.

The Company has concluded that, with the exception of Dr. Bueno's Amended Employment Agreement, none of the contracts relating to the Amil Acquisition, including the agreements identified by the Staff, are material to the Company or required to be filed under Item 601(b)(10) of Regulation S-K.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is available at the convenience of the Staff to discuss the matters raised in the Comment Letter or this response. Please contact the undersigned at (952) 936-7109 or Eric S. Rangen, Senior Vice President and Chief Accounting Officer of the Company, at (952) 936-5778 with any questions.

__________________________

2 See, e.g., Question 246.10, Regulation S-K Compliance & Disclosure Interpretations, July 8, 2011
(http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm).

Mr. Rosenberg
April 2, 2013

Sincerely,

/s/ DAVID S. WICHMANN
David S. Wichmann
Executive Vice President and Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations